Exhibit 99.1

Zai Lab Announces Closing of Hong Kong Secondary Listing

SHANGHAI and SAN FRANCISCO, September 28, 2020 (GLOBE NEWSWIRE) — Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ: ZLAB), an innovative commercial stage biopharmaceutical company, today announced listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9688” and the closing of its previously-announced Hong Kong secondary listing (the “Hong Kong Secondary Listing”) of 10,564,050 new ordinary shares (the “Offer Shares” or “Shares”) which comprises an international offering (the “International Offering”) and a Hong Kong public offering (the “Hong Kong Public Offering,” and together with the International Offering, the “Offering”). The final offer price for both the International Offering and the Hong Kong Public Offering (the “Offer Price”) has been set at HK$562.00 per Share. Based on the ratio of one (1) ordinary shares per Nasdaq-listed American depositary share (“ADS”), the Offer Price translates to approximately US$72.52 per ADS. The Company had also granted the international underwriters an over-allotment option, exercisable from September 22, 2020 until 30 days thereafter, to require the Company to issue up to an additional 1,584,600 new Shares at the Offer Price.

The gross proceeds to Zai Lab from this Offering, before deducting underwriting discounts and commissions and other offering expenses, were approximately HK$5.94 billion.

J.P. Morgan Securities (Far East) Limited (or its affiliates, as the case may be), Goldman Sachs (Asia) L.L.C. and Citigroup Global Markets Asia Limited (or its affiliate, as the case may be) are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the proposed Hong Kong Secondary Listing.

The International Offering was made only by means of a prospectus supplement dated September 22, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2019 and was subsequently amended and became automatically effective upon filing with the SEC on January 21, 2020. The registration statement on Form F-3ASR and the prospectus supplement dated September 22, 2020 are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, (ii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 or by telephone at 1-866-471-2526, or (iii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by email at prospectus@citi.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated September 17, 2020.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is an innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. To quickly target the large, fast-growing segments of China’s pharmaceutical market and address unmet medical needs, Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates. Zai Lab has also built an in-house team with strong drug discovery and translational research capabilities, aiming to establish a global pipeline of proprietary drug candidates against targets in our focus areas. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com